Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

     On July 23, 2003, Hyperion Solutions Corporation issued an announcement to its employees. The text of the announcement follows:

Subject line: Hyperion to Acquire Brio

     This afternoon we announced that we have signed a definitive agreement to acquire Brio, one of the premier providers of business intelligence software. We also announced our fiscal year-end and fourth quarter results. Details about both are included in the attached news releases.

     We’ve defined an incredibly compelling vision of breakthrough performance everywhere. The combination of Hyperion and Brio will advance that vision by helping drive performance accountability to all levels of the organization.

     The acquisition of Brio will help drive our goal of extending Business Performance Management well beyond finance to every functional area of the extended enterprise and to every class of user, from power user to front line employee. For the first time from one vendor, customers will be able to directly query transactional data sources and marry that information to the software they use for statutory reporting, day-to-day operational and financial planning, and to populate scorecards and dashboards for forecasting and monitoring results.

     The acquisition will bolster our “start anywhere” approach for customers who look at easy-to-use query and reporting tools as an entry point to performance management. And customers will gain a single vendor solution for the broadest spectrum of Business Performance Management software. And of course in the process it will provide us with a stronger entry into IT, to complement our traditional strength in finance.

     Our partners will benefit from working with a single vendor that can offer a wide spectrum of Business Performance Management solutions, including the broadest application footprint and the easiest-to-use platform.

     We selected Brio in part because we share a vision about the future of Business Performance Management and how to get there. And because their products are solid – Brio Performance Suite 8 represents the easiest to use, integrated and scalable suite of BI tools in the industry.

     The transaction is subject to customary conditions, including the approval of Brio’s Stockholders and regulatory approvals. We expect the transaction will close later this year. In the interim, we will OEM Brio’s products and continue to operate as two separate companies. We’ll use the upcoming days and weeks to get to know each other better and build a detailed plan for integration of the two companies. Along the way, we’ll over-communicate, answer as many of your questions as we possibly can, and to let you know the timelines for upcoming events.

     Please join us later today for a town hall meeting that will discuss the acquisition and the opportunities it creates. The town hall is scheduled to take place at four pm Pacific/seven pm Eastern, but look for a separate email with location, webcast and audio call in information. Your attendance at the town hall is important — the only exceptions are previously scheduled customer meetings.

     We also reported our fiscal 2003-year end and fourth quarter results today, concluding a year of progress on multiple fronts. For fiscal 2003, we grew license revenue three percent, total revenues four percent, and more than doubled our operating margin to 10 percent compared to fiscal year 2002. We also reported a solid fourth quarter, with total revenues of $138 million, up two percent. License revenue declined nine percent from last year, however we did have a surge in Hyperion Planning, which drove suite-based applications revenue by 16% compared to last year.

     I’m very proud of our company’s performance in the past fiscal year. We’ve got the right team in place and it is growing more cohesive and effective every day. Our balance sheet is strong and we have the financial wherewithal to fuel expansion and tackle an acquisition like Brio that will help position us for even more growth.

     We’ve accomplished a lot in the midst of continuing softness in the economy and a selling environment that remains challenging, at best. We have no control over the economy or when it improves. But we can stay focused. And we have to continue to execute. Next up is planning for the integration of Brio; this is so important we’ve dedicated two corporate officers to integration, reporting directly to Godfrey. Integration planning will be a top priority and I am supremely confident we will tackle this project with enthusiasm and, well, Brio. And in doing so, put us in position to further our lead in Business Performance Management.

Regards

Jeff

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance (including without limitation as described in the quotations from management in this communication), as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion pursuant to the terms of an Agreement and Plan of Merger and

Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.